EXHIBIT 17(b)(1)

[JOHN G. KINNARD & CO., INC. LETTER HEAD]


April 27, 1998

Mr. Steve D. Riedel
President and Chief Executive Officer
Atrix International Incorporated
14301 Ewing Avenue South
Burnsville. MN 55306

Dear Mr. Riedel:

You have requested our opinion of the current fair market value of minority holdings of the common stock of Atrix International Incorporated ("Atrix" or the "Company"). We understand our opinion may be used by the Company in connection with corporate planning purposes.

We understand fair market value to mean the price at which ownership could be expected to trade in a transaction between a willing buyer and a willing seller, with both parties having reasonable knowledge of the relevant facts and neither party acting under compulsion.

The common stock of Atrix is traded on the Nasdaq SmallCap Market. The fair market value of a company with a limited public market cannot be determined by any precise mathematical formula. Exact comparison to other securities is seldom possible. Accordingly, our single figure evaluation should be considered an estimate based upon a careful study of the many internal and external factors that help to determine fair market value. We have not attempted to determine the value of Atrix' s separate assets and liabilities, which would be appropriate if the Company was intending to liquidate its assets and cease operations, but rather have concentrated upon the Company as a going concern.

In arriving at a valuation conclusion, we have considered the history and business of Atrix; Annual Reports for the fiscal years ended June 30, 1995 -- 1997; Form 10-KSB for the fiscal years ended June 30, 1996-- 1997; Form 1OQSB for the period ended December 31, 1997; financial results for the period ended March 31, 1997 and 1998, as prepared by Atrix management; and projections for fiscal years ending June 30, 1998-2003, as prepared by Company management. In addition, we have held discussions with Company management and directors regarding the operations of and future prospects for Atrix; visited the Company's facilities; considered the economics, performance and market valuations of publicly-held companies engaged in relatively similar businesses and with relatively similar investment characteristics; and considered the current general stock market and economic environment. Exhibits A and B present historical income statements and balance sheets for Atrix, respectively. Exhibit C presents projected income statements for fiscal years ending June 30, 1998-2003.
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In determining the fair market value of the common stock of Atrix, we have compared the Company to publicly-traded companies and utilized a discounted cash flow analysis.

Similar Publicly-Traded Companies
---------------------------------

We selected eleven publicly-traded companies to use for comparison with Atrix. We selected companies which have operations and products similar to the product lines of Atrix, as follows:

Industrial/Commercial Vacuums:     Tenant Company, HMI Industries, Inc., and
-----------------------------      Minuteman International, Inc.

Tools and Tool Kits Distribution:  Danaher Corporation, Kennametal Inc., W. W.
--------------------------------   Grainger, Inc.,
                                   Marshall Industries, and Avnet, Inc.

Copy Control:  Equitrac Corporation
-----------------------------------

Process Control:  Nicollet Process Engineering, Inc. and Electro-Sensors, Inc.
---------------

Exhibit D presents a current summary analysis of the financial performance and valuations for the above companies. Exhibit E presents brief descriptions of their operations and products.

As shown in Exhibit D, the revenues of all of the publicly-traded companies are substantially larger than the segment product revenues of Atrix and the publicly-traded companies are more diversified than Atrix. Atrix has been experiencing a decline in total revenues since fiscal 1996, with most of the decline in the distribution segment due to the loss of a major customer. The publicly traded companies, with one exception, have experienced increases in revenues ranging from 2.0% to 16.8% over the past three years.

Atrix's gross profit margins by product line compare to the margins of the publicly-traded companies as follows:

----------------------------------------------------------------------
                                         Latest 12 months GPM
----------------------------------------------------------------------
                                    Atrix           Publicly-Traded
                                                       Companies
----------------------------------------------------------------------
Industrial/Commercial Vacuums       39.0%          34.1% (mean)
----------------------------------------------------------------------
Tools and Tool Kit Distribution     28.6%          28.9% (mean)
----------------------------------------------------------------------
Copy Control                        35.8%          63.9% (1 datapoint)
----------------------------------------------------------------------
Process Control                      3.0%          48.7% (mean)
----------------------------------------------------------------------

Atrix was profitable for the fiscal years ending June 30, 1995-1997. For the 12 months ending March 31, 1998, however, the Company has a pre-tax loss of $199,843. Management's budget
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for the fiscal year ending June 30, 1998, as shown in Exhibit C, shows a pre-tax loss of $108.000. Management believes the loss could be in a range of approximately $125,000 -$150,000. Nine of the eleven publicly traded companies are profitable for the latest 12 months, with net profit margins ranging from 3.1% to 7.5%.

Given that Atrix has an operating loss and a net loss for the 12 months ending March 31, 1998, it is our opinion that the common shares of Atrix would be currently valued based upon a multiple of product revenues. The industrial/commercial vacuum group of publicly-traded companies is currently trading at a mean total capitalization (interest bearing debt and market capitalization of equity)/revenue multiple of 1.0x; the tool and tool kits distribution group is currently trading at a mean of 1.28x; the copy control company is currently trading at 1.5x; and the process control group is currently trading at a mean of 1.35x. It is our opinion that the common shares of Atrix would trade at a discount to the publicly-traded companies due to its smaller size, current losses, lower revenue growth, and limited stock trading liquidity. Based upon the analysis in Exhibit D and the above considerations, it is our opinion that Atrix's common shares would be currently valued as follows:

-----------------------------------------------------------------------------------------------------------
Product                                Latest 12 Months     Total Capitalization/        Value Range
                                           Revenue                Revenues
-----------------------------------------------------------------------------------------------------------
Industrial/Commercial Vacuums             $2,394,534                .55-.65       $1,316,994 - $1,556,447
-----------------------------------------------------------------------------------------------------------
Tool and Tool Kit Distribution            $1,900,337               .64 -.77       $1,216,216 - $1,463,259
-----------------------------------------------------------------------------------------------------------
Copy Control                              $  193,247             1.05--1.20         $202,909 - $231,896
-----------------------------------------------------------------------------------------------------------
Process Control                           $   23,652                .68-.81          $16,083 - $19,158
-----------------------------------------------------------------------------------------------------------
Total                                                                             $2,752,202 - $3,270,760
-----------------------------------------------------------------------------------------------------------
Less Interest Bearing Debt as of                                                          967,658
 March 31, 1998
-----------------------------------------------------------------------------------------------------------

Equity Value                                                                      $1,784,544 - $2,303,102
-----------------------------------------------------------------------------------------------------------
Value Per Share (based on                                                              $1.26 - $1.63
 1,413,449 shares outstanding)
-----------------------------------------------------------------------------------------------------------

Discounted Cash Flow Analysis
-----------------------------

As shown in Exhibit C, Atrix management is projecting revenues to grow from $5,690,000 in fiscal 1999 to $11,750,000 in fiscal 2003. Gross profit margins are projected to increase from 36.0% in fiscal 1999 to 38.9% in fiscal 2003. Net income is projected to grow from $276,000 in fiscal 1999 to $l,214.000 in fiscal 2003 with net profit margins increasing from 4.8% in fiscal 1999 to 10.3% in fiscal 2003. These growth expectations and margin contributions are significantly higher than the Company's historic or current financial performance. The discounted cash flow analysis, therefore, will use discount rates that reflect the risks associated with the Company achieving significantly higher levels of performance and profitability.
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Exhibit F presents the cash flow projections for the fiscal years ending June
30, 1999-2003 and the present values of these projected cash flows using various assumptions about discount rates and terminal values. With respect to discount rates, we feel the following ranges are appropriate, by product line:

-----------------------------------------------------------------------
Vacuums                                                    35 - 45%
-----------------------------------------------------------------------
Tool and Tool Kit Distribution                             35 - 45%
-----------------------------------------------------------------------
Copy Control                                               45 - 55%
-----------------------------------------------------------------------
Process Controls                                           45 - 55%
-----------------------------------------------------------------------
Midpoint Blended Discount Rate Based on Fiscal 1999        4 1.3%
 Projected Revenue Contribution
-----------------------------------------------------------------------

A blended discount rate range of approximately 40-42.5% is appropriate based upon current yields of equity securities, the risks associated with Atrix achieving the projections, and Atrix's smaller size. We feel a terminal value of approximately .5x 2003 revenues is appropriate based upon the current market, the relatively smaller size of Atrix in 2003, and the fact that current market valuations are at significantly higher levels than the 30 year historical average. The highlighted area of Exhibit F shows the discounted cash flow value using the above ranges for discount rates and terminal value, which results in a fair market value of approximately $2,249,000 to $2,386,000, or $1.59 to $1.69 per share.

Conclusion
----------

Based upon the above valuation methodologies, the current fair market value of minority holdings of the common stock of Atrix is approximately $1.48 per share, in a range of $1.26 to $1.69 per share. We have not included stock options in the valuation calculation because the stock options are not in the money. This per share value of $1.48 compares to the current stock price of Atrix of $1.25 and a stock price range of $1.00 to $3.50 in the past year.

Sincerely,
/s/Nancy C. Mankovich               /s/Michael E. Pohlen
Nancy C. Mankovich, C.F.A.          Michael E. Pohlen
Managing Director                   Associate Vice President
Mergers & Acquisitions              Corporate Finance